

July 25, 2013

<u>Via E-mail</u>
Judy Bruner
Chief Financial Officer
SanDisk Corporation
951 SanDisk Drive
Milpitas, CA 95035

      Re: **SanDisk Corporation**
              Form 10-K for the Fiscal Year Ended December 30, 2012
              Filed February 19, 2013
              File No. 000-26734

Dear Ms. Bruner:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Patrick Gilmore

                                  Patrick Gilmore
                                  Accounting Branch Chief